Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 19, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina Fettig

Re:	The Arbitrage Funds - Registration Nos. 33-30470 and 811-09815 (the “Registrant”)

Dear Ms. Fettig:

This letter is in response to your comments provided via telephone conference on November 21, 2018 relating to the Registrant’s May 31, 2018 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on August 3, 2018:

1.	Comment: For all Funds, please include a discussion of the effect of the Fund’s investments in derivatives on performance in the management’s discussion of fund performance sections.

Response: The Registrant will include this discussion in future filings.

2.	Comment: For all Funds, in future filings, please disclose in the sector weighting chart whether the sector weightings in the chart include derivatives.

Response: The Registrant will include this disclosure in the chart, which will be based on total investments, for future filings.

3.	Comment: For Funds that hold shares of other investment companies, please disclose in the relevant Fund’s portfolio of investments the class of shares of such investment company held by the Fund.

Response: The Registrant will add this disclosure for investments in other investment companies in future filings.

4.	Comment: For the Arbitrage Fund, footnote (d) to the Portfolio of investments listing the Fund’s fair valued securities does not match the total of Level 3 investments in the table on page 18 of the report. Please explain the reason for this difference.

Response: The Arbitrage Fund’s holding of Fenner PLC was fair valued on 5/31/2018 as the security halted trading due to the completion of a deal. The position, valued at $18,860,610, was valued using the observable input of the stated value, as the Fund had elected to tender the shares, and therefore is listed as a Level 2 investment on the table of page 18 of the report. In future shareholder reports, the Registrant will designate by footnote those securities fair valued by the Pricing Committee using unobservable inputs and will separately designate those securities fair valued using observable inputs.

5.	Comment: For a Fund’s investments in equity swaps, please disclose the end-of-period rates or end-of-period reference rates for the variable arm of the swap transaction (e.g., if a reference rate is “LIBOR plus 45bps”, either disclose the LIBOR rate at the end of the period or the actual reference rate at the end of the period).

Response: The Registrant will add this disclosure in future filings.

6.	Comment: For a Fund’s investments in equity swap contacts, please disclose the frequency of payments for swap agreements (e.g., quarterly).

Response: The Registrant will add this disclosure in future filings.

7.	Comment: For any securities that are valued using unobservable inputs and are deemed worthless, please add a footnote to the relevant category in the disclosure hierarchy noting the investment that was deemed worthless.

Response: The Registrant will add this disclosure for worthless investments in subsequent reports.

8.	Comment: For share classes of the Funds that have sales loads, please add a footnote to the financial highlights for that share class stating that sales loads of the Fund are not reflected in total return.

Response: The Registrant will add this disclosure for the relevant share classes in subsequent reports.

9.	Comment: If the Arbitrage Tactical Equity Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: The Registrant will adopt and implement a policy requiring approval by the Arbitrage Tactical Equity Fund’s shareholders prior to changing the Fund’s status back to non-diversified.

10.	Comment: For the Funds’ investments in derivative instruments, please provide more specific disclosure in Note 2 of the Notes to Financial Statements addressing the reasons why each Fund invested in the type of derivative.

Response: The Registrant will include disclosure responsive to this comment in future reports.

11.	Comment: Please revise the disclosure on the Funds’ expense reimbursement agreement so that disclosure in Note 5 of the Notes to Financial Statements and the Funds’ prospectus agree as to the timing of recoupment by the investment adviser.

Response: The Registrant will make the requested revision for future filings.

12.	Comment: In the Trustees & Officers table, please add disclosure that the Funds’ Statement of Additional Information (“SAI”) includes additional information about Fund trustees is available, without charge, upon request, and include a toll-free telephone number for shareholders to call to request the SAI.

Response: The Registrant will include this disclosure in future reports.

13.	Comment: For Items 4(b) and 4(c) of Form N-CSR, please provide additional description of the services received by the Registrant for Audit-Related Fees and Tax Fees.

Response: The Registrant will include additional disclosure in future reports.

14.	Comment: The Registrant’s filings on Form N-SAR for the fiscal years ended May 31, 2016 and May 31, 2017 do not include the name of the Registrant’s independent registered public accounting firm. Please re-file these filings with the independent registered public accounting firm’s name included.

Response: The Registrant has re-filed the documents (Accession Nos. 001410368-18-001092 and 0001410368-18-001094).

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

The Registrant hereby acknowledges that: (1) the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Annual Report; (2) comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Annual Report; and (3) the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (215) 988-3328 if you have any questions regarding the Registrant’s responses.

Very truly yours,
/s/ Andrew Seaberg
Andrew Seaberg